

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2024

Charles Cassell
Chief Executive Officer
CSLM Acquisition Corp.
2400 E. Commercial Boulevard, Suite 900
Fort Lauderdale, FL 33308

> **Re: CSLM Acquisition Corp.**
> **Draft Registration Statement on Form S-4**
> **Submitted September 3, 2024**
> **CIK No. 0001875493**

Dear Charles Cassell:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4

Cover Page

1. Please disclose the determination of the board of directors regarding whether the de-SPAC transaction is advisable and in the best interests of the special purpose acquisition company and its security holders and disclose that you obtained a fairness opinion related to the de-SPAC transaction. Refer to Item 1604(a)(1) of Regulation S-K.

2. Please revise to include cross-references to the conflicts of interest and Sponsor compensation disclosures that highlight by prominent type or in another manner the locations of the related disclosures in the prospectus. Refer to Items 1604(a)(3) and (4) of Regulation S-K.

Questions and Answers For Shareholders of CSLM

What vote is required to approve each proposal at the extraordinary general meeting?, page 28

3.   Please identify the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.

Summary of the Proxy Statement/Prospectus, page 33

4.   Please disclose the determination of the board of directors regarding whether the de-SPAC transaction is advisable and in the best interests of the special purpose acquisition company and its security holders and the material factors that the board of directors considered in making such determination. Refer to Item 1604(b)(2) of Regulation S-K.

Ownership of Pubco after the Closing, page 46

5.   Please revise the table to account for transaction expenses. Refer to Item 1604(c) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 184

6.   We refer to your adjustments 3(f) and 3(q). Please explain why you are giving pro forma effect to the Sponsor's transfer and sale of shares of Pubco Common Stock to CSLM and Fusemachines third parties. Clarify why a change in ownership of Common Stock affects the total value of Common Stock.

7.   We refer to adjustments 3(l), 3(r), 3(x), 3(y), 3(AA), 3(CC), 3(DD), 4(cc), 4(k) and other adjustments where you appear to net two or more transactions. If you continue to net transactions, please disclose the value of each transaction in the footnote.

8.   We refer to adjustment 3(h) for the remeasurement to fair value of the Fusemachines convertible note. Please explain why the remeasurement is not reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023. Refer to your basis in accounting literature.

9.   Please indicate in disclosure that adjustment 4(c) is a non-recurring item.

10.   We note adjustment 5(c) on page 207, where you are reclassifying transactions related expenses from Legal and Accounting Expense into the Other Expense line item. Since transaction related expenses are operating expenses, we believe they should be recorded in operating (loss) income versus other expenses. Refer to Rule 5-03 of Regulation S-X. Please revise accordingly.

11.   We note disclosure on page 209 regarding financing transactions related to the Merger Agreement, including Sponsor Convertible Notes and Subscription Agreements. Please present in a separate column these financing transactions. Refer to Rule 11-02(b)(4) of Regulation S-X.

Directors, Officers, Executive Compensation and Corporate Governance of CSLM Prior to Business Combination, page 221

12.   Please revise the director biographies to include the past five years of business experience for each director or officer listed consistent with Item 401(e) of Regulation S-K. We also note that the abbreviation "CIM" is utilized and not defined. Please revise for consistency.

Information About Fusemachines
Education and Talent Development, page 238

13.   We note that your efforts to address the AI talent development shortage involve nurturing AI expertise within underserved communities, and building a pipeline for talent in your organization. Please expand your disclosure to clarify if any revenue is generated from these training programs.

Intellectual Property, page 241

14.   We note your disclosure on page 74 which indicates that some of your intellectual property may "may not be patentable." Please expand your disclosure to indicate whether your algorithms used for each product are proprietary or open source and update your risk factors to reflect the relevant risks.

Forgiveness of 2023 Promissory Notes, page 243

15.   We note based on disclosure on page 243 that in August 2024 you forgave 2023 Promissory Notes in an aggregate amount of $262.2 thousand (excluding interest) for three of your executives. You state you will apply modification accounting under ASC 718 and record an incremental compensation cost. Tell us why you believe ASC 718 is appropriate for this transaction.

Non-GAAP Financial Measures, page 245

16.   To avoid undue prominence, please present and discuss Non-GAAP financial measures after Results of Operations. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Results of Operations, page 247

17.   For all periods presented, please present a table quantifying stock-based compensation by line item.

Liquidity and Capital Resources as of December 31, 2023 and 2022, page 250

18.   We note you disclose on page 253 that, "[w]e believe that our cash on hand, funding from the completion of the business combination, results of operations and financing transactions will be sufficient to fund our operations for the next twelve months." This statement appears to contradict your going concern opinion and disclosure in the last sentence of your first paragraph of the Liquidity and Capital Resources section. Please clarify and revise accordingly.

19.   Please specify Fusemachine's ability to generate and obtain adequate amounts of cash to meet its requirements and its plan for cash in the long-term (i.e., beyond the next 12 months). Refer to Item 303(b)(1) of Regulation S-K.

Cash Flows, page 251

20.   We note your explanation for the fluctuation in cash flows restates information already provided in your consolidated statements of cash flows. Please expand your analysis to discuss the underlying reasons for the fluctuations.

CSLM Acquisition Corp. Financial Statements
Consolidated Balance Sheets, page F-24

21.   Reclassify Marketable securities held in Trust Account so that this line-item is reported outside of current assets in your year-end and interim period balance sheets or explain to us how it qualifies as a current asset. Refer us to the supporting accounting literature.

Fusemachines Inc. Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-51

22.   We note your disclosure on page 250 that for the year ended December 31, 2023 your recorded transaction costs of $0.3 million related to one-off expenses incurred for business combination opportunities. You recorded these costs in other (expense) income. Since this transaction is part of your operating activities, it is not clear to us why you present the expense outside of loss from operations. Please revise accordingly. Refer to Rule 5-03 of Regulation S-X.

Revenue Recognition, page F-56

23.   We note your statement that you have contracts for AI Solutions (Products and Services). Disclose if AI Solutions is one performance obligation. If AI Solutions represent more than one performance obligation, tell us how you considered Rule 5-03 of Regulation S-X and whether product revenue should be separated from service revenue in your consolidated statement of operations.

General

24.   Please describe the experience of the sponsor its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. See Item 1603(a)(3) of Regulation S-K.

      Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Alexandra Kane



JULIA ARYEH
Senior Counsel

345 Park Avenue
New York, NY 10154

Direct
212.407.4043
Main
212.407.4000
Fax 212.407.4990
jaryeh@loeb.com

October 18, 2024

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549

Attention: Inessa Kessman, Robert Littlepage, Charli Wilson and Jeff Kauten

 Re: CSLM Acquisition Corp.
 Draft Registration Statement on Form S-4
 Submitted September 3, 2024
 CIK No. 0001875493

Ladies and Gentlemen:

 On behalf of our client, CSLM Acquisition Corp., a Cayman Islands company with limited liability ("**SPAC**" or the "**Company**"), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the "**Staff**") with respect to the above-referenced Draft Registration Statement on Form S-4 (the "**S-4**") filed on September 3, 2024 contained in the Staff's letter dated October 3, 2024 (the "**Comment Letter**").

 The Company has filed via EDGAR an Amendment No. 1 to the S-4 (the "**Amendment**"), which reflects the Company's responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company's response. All page references in the responses set forth below refer to the page numbers in the Amendment.

 <u>**Draft Registration Statement on Form S-4**</u>
 <u>**Cover Page**</u>

 1. Please disclose the determination of the board of directors regarding whether the de- SPAC transaction is advisable and in the best interests of the special purpose acquisition company and its security holders and disclose that you obtained a fairness opinion related to the de-SPAC transaction. Refer to Item 1604(a)(1) of Regulation S-K.

 Response: The Company revised the disclosure in the Amendment to address the Staff's comment. Please see the revised Cover Page.

2. Please revise to include cross-references to the conflicts of interest and Sponsor compensation disclosures that highlight by prominent type or in another manner the locations of the related disclosures in the prospectus. Refer to Items 1604(a)(3) and (4) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff's comment. Please see the revised Cover Page and Q&A Page 17.

Questions and Answers For Shareholders of CSLM
What vote is required to approve each proposal at the extraordinary general meeting?, page 28

3. Please identify the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff's comment. Please see Page 30. We also updated the table on page 235.

Summary of the Proxy Statement/Prospectus, page 33

4. Please disclose the determination of the board of directors regarding whether the de- SPAC transaction is advisable and in the best interests of the special purpose acquisition company and its security holders and the material factors that the board of directors considered in making such determination. Refer to Item 1604(b)(2) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff's comment. Please see page *35.*

Ownership of Pubco after the Closing, page 46

5. Please revise the table to account for transaction expenses. Refer to Item 1604(c) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff's comment. Please see page 49 and page 132.

Unaudited Pro Forma Condensed Combined Financial Information, page 184

6. We refer to your adjustments 3(f) and 3(q). Please explain why you are giving pro forma effect to the Sponsor's transfer and sale of shares of Pubco Common Stock to CSLM and Fusemachines third parties. Clarify why a change in ownership of Common Stock affects the total value of Common Stock.

Response: The Company has given pro forma effect to the Sponsor's transfers and sales of shares of Pubco Common Stock to third-party vendors of CSLM and third-party vendors of Fusemachines in accordance with Regulation S-X 11-02(6)(i)(A). In accordance with Regulation S-X 11-02(6)(i), the Company has calculated the pro forma adjustments using the measurement dates and methods prescribed by the applicable accounting standards.

The Company assessed the substance of the share transfers and sales and determined that they represented share-based payments by the Sponsor, which is a holder of an economic interest in Fusemachines Pubco, as compensation for services provided by nonemployees in accordance with ASC 718-10-15-4. Based on this determination, the Company concluded that for the shares that were sold, the excesses of the estimated fair values of such shares on the measurement dates over the purchase prices (the total purchase prices were less than $2 thousand) represented compensation expense to be recognized over the respective nonemployee vesting periods, in accordance with ASC 718-10-25-2B. The Company also concluded that for the shares that were transferred, the estimated fair values of such shares on the measurement dates represented compensation expense to be recognized over the respective nonemployee vesting periods, in accordance with ASC 718-10-25-2B. For purposes of the unaudited pro forma condensed combined financial information, all of the nonemployee vesting periods were determined to be the point-in-time of the closing of the Merger as this is when the expense would have been recognized if cash had been paid for the nonemployees' services. The Company used the quoted market prices of CSLM for the estimated measurement date fair values of all shares transferred and sold. In accordance with ASC 718, for equity-classified awards, the measurement date for purposes of the fair value determination was determined to be the grant date, the date on which the measurement of the award was fixed. For the shares that were sold, the Company recorded the entirety of the excesses of the grant date fair values over the purchase prices as share-based compensation expense, which increased the Accumulated deficit and Additional paid in capital on the unaudited pro forma condensed combined balance sheet. For the shares that were transferred, the Company recorded the entire grant date fair values as share-based compensation expense, which increased the Accumulated deficit and Additional paid in capital on the unaudited pro forma condensed combined balance sheet.

The Company has revised the disclosures for adjustments 3(f) and 3(q) in the Amendment in response to the Staff's comment to clarify why the total value of Additional paid in capital (and Accumulated deficit) was impacted. Please see "*Unaudited Pro Forma Condensed Combined Financial Information" beginning on* page 187.

7. We refer to adjustments 3(l), 3(r), 3(x), 3(y), 3(AA), 3(CC), 3(DD), 4(cc), 4(k) and other adjustments where you appear to net two or more transactions. If you continue to net transactions, please disclose the value of each transaction in the footnote.

Response: The Company has revised the disclosures for adjustments 3(jj), 3(ee), 3(l), 3(r), 3(x), 3(y), 3(AA), 3(CC), 3(DD), 3(FF), 3(GG), 4(cc), 4(k), in the Amendment in response to the Staff's comment to disclose the value of each transaction in the footnote. Please see changes beginning on page 204.

8. We refer to adjustment 3(h) for the remeasurement to fair value of the Fusemachines convertible note. Please explain why the remeasurement is not reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023. Refer to your basis in accounting literature.

Response: The Company has added Note 4(m) to the unaudited pro forma condensed combined statement of operations in the Amendment in response to the Staff's comment. Please see page 210.

The Company prepared Note 4(m) in accordance with Regulation S-X 11-02(6)(i)(B). Note 4(m) indicates that it is assumed that the balance sheet adjustments reflecting the conversion of the convertible notes into shares of stock, as described in transaction accounting adjustments 3(l), 3(x), and 3(CC), were made on January 1, 2023, the date the Business Combination is assumed to have occurred for purposes of the pro forma statement of operations. As these balance sheet adjustments reflecting the conversion of the convertible notes into shares of stock are assumed to have been made on January 1, 2023, no adjustment for a remeasurement to fair value of the convertible notes has been made as it is assumed the notes converted into stock on this date for purposes of potentially making pro forma adjustments to the statement of operations.

9. Please indicate in disclosure that adjustment 4(c) is a non-recurring item.

Response: The Company has revised the disclosure 4(c) in the Amendment in response to the Staff's comment. Please see page 209.

10. We note adjustment 5(c) on page 207, where you are reclassifying transactions related expenses from Legal and Accounting Expense into the Other Expense line item. Since transaction related expenses are operating expenses, we believe they should be recorded in operating (loss) income versus other expenses. Refer to Rule 5-03 of Regulation S-X. Please revise accordingly.

Response: The Company has revised adjustments 5(c), 4(d), and 4(g) in the Amendment in response to the Staff's comment to reclassify transaction related costs into operating expenses. Please see page 209 and 210.

11. We note disclosure on page 209 regarding financing transactions related to the Merger Agreement, including Sponsor Convertible Notes and Subscription Agreements. Please present in a separate column these financing transactions. Refer to Rule 11-02(b)(4) of Regulation S-X.

Response: The Company has added a separate column for Financing Transactions within the unaudited pro forma condensed combined balance sheet as of December 31, 2023 in the Amendment in response to the Staff's comment. Please see page 194.

Directors, Officers, Executive Compensation and Corporate Governance of CSLM Prior to Business Combination, page 221

12. Please revise the director biographies to include the past five years of business experience for each director or officer listed consistent with Item 401(e) of Regulation S-K. We also note that the abbreviation "CIM" is utilized and not defined. Please revise for consistency.

Response: The Company revised the disclosure in the Amendment to address the Staff's comment. Please see page 227.

Information About Fusemachines
Education and Talent Development, page 238

13. We note that your efforts to address the AI talent development shortage involve nurturing AI expertise within underserved communities, and building a pipeline for talent in your organization. Please expand your disclosure to clarify if any revenue is generated from these training programs.

Response: The Company revised the disclosure in the Amendment to address the Staff's comment. Please see page 244.

Intellectual Property, page 241

14. We note your disclosure on page 74 which indicates that some of your intellectual property may "may not be patentable." Please expand your disclosure to indicate whether your algorithms used for each product are proprietary or open source and update your risk factors to reflect the relevant risks.

Response: The Company revised the disclosure in the Amendment to address the Staff's comment. Please see updated risk factor on page 76.

Forgiveness of 2023 Promissory Notes, page 243

15. We note based on disclosure on page 243 that in August 2024 you forgave 2023 Promissory Notes in an aggregate amount of $262.2 thousand (excluding interest) for three of your executives. You state you will apply modification accounting under ASC 718 and record an incremental compensation cost. Tell us why you believe ASC 718 is appropriate for this transaction.

Response: On February 8, 2023, 4 executives of the Company early exercised a total of 2,470,000 stock options prior to vesting; however, in lieu of the cash consideration required to exercise the stock options, these individuals each provided a non-recourse note (the "Promissory Notes") as disclosed in Note 15. Stock-based Compensation of the consolidated financial statements. A nonrecourse note received by a company as consideration for the issuance of stock is considered a stock option for accounting purposes in accordance with ASC 718-10-25-3. The forgiveness of the Promissory Notes represents a modification of the strike price to $0 as the Company is allowing the employee to retain the shares at no costs and is accounted for under ASC 718-20-35-3 through ASC 718-20-35-4. The calculation of the incremental value is based on the excess of the fair value of the new (modified) award based over the fair value of the original award measured immediately before its terms are modified.

Non-GAAP Financial Measures, page 245

16. To avoid undue prominence, please present and discuss Non-GAAP financial measures after Results of Operations. Refer to Item 10(e) (1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company revised the disclosure in the Amendment to address the Staff's comment. Please see page 257.

Results of Operations, page 247

17. For all periods presented, please present a table quantifying stock-based compensation by line item.

Response: The Company revised the disclosure in the Amendment to address the Staff's comment. Please see page 254.

Liquidity and Capital Resources as of December 31, 2023 and 2022, page 250

18. We note you disclose on page 253 that, "[w]e believe that our cash on hand, funding from the completion of the business combination, results of operations and financing transactions will be sufficient to fund our operations for the next twelve months." This statement appears to contradict your going concern opinion and disclosure in the last sentence of your first paragraph of the Liquidity and Capital Resources section. Please clarify and revise accordingly.

Response: The Company revised the disclosure in the Amendment to address the Staff's comment. Please see page 258.

19. Please specify Fusemachine's ability to generate and obtain adequate amounts of cash to meet its requirements and its plan for cash in the long-term (i.e., beyond the next 12 months). Refer to Item 303(b)(1) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff's comment. Please see page 258.

Cash Flows, page 251

20. We note your explanation for the fluctuation in cash flows restates information already provided in your consolidated statements of cash flows. Please expand your analysis to discuss the underlying reasons for the fluctuations.

Response: The Company revised the disclosure in the Amendment to address the Staff's comment. Please see page 259.

CSLM Acquisition Corp. Financial Statements
Consolidated Balance Sheets, page F-24.

21. Reclassify Marketable securities held in Trust Account so that this line-item is reported outside of current assets in your year-end and interim period balance sheets or explain to us how it qualifies as a current asset. Refer us to the supporting accounting literature.

Response: The Company acknowledges the Staff's comment, but has not reclassified Marketable securities held in Trust Account on pages F-2 or F-24 outside of current assets as the account meets the definition of a current asset for the interim period as of June 30, 2024 and for the year-end periods as of December 31, 2023 and 2022.

The FASB Accounting Standards Codification Manual Mater Glossary's definition of a current assets is as follows, "Current assets is used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. See paragraphs 210-10-45-1 through 45-4."

Section 210-10-45-1 (f) includes "Marketable securities representing the investment of cash available for current operations" as an item generally included as a current asset. Given special purpose acquisition companies have no operations outside of effecting a business combination and redemptions related to Class A ordinary shares subject to possible redemption, we consider the marketable securities representing the investment of cash as available for current operations. As discussed below, at each balance sheet date, CSLM Acquisition Corp. reasonably expected marketable securities held in Trust Account to be realized in cash either through application of proceeds towards an initial business combination, redemptions of Class A ordinary shares subject to possible redemption by shareholders, or the return of the funds held in the Trust Account in the event CSLM Acquisition Corp. was terminated.

CSLM Acquisition Corp. consummated its initial public offering on January 18, 2022 and initially had 18 months (or 24 months if Consilium Acquisition Sponsor I, LLC exercised its extension options) to complete an initial business combination. CSLM Acquisition Corp. therefore had until June 18, 2023 (or January 18, 2024) to complete its business combination.

As of December 31, 2022, the initial time to complete a business combination of June 18, 2023 (without giving contemplation to the exercise of extension options), was within 12 months of the balance sheet date. Therefore, as of December 31, 2022, the Marketable securities held in Trust Account is considered a current asset.

On July 13, 2023, as approved by CSLM Acquistion Corp. shareholders, CSLM Acquisition Corp. and its trustee, Continental Stock Transfer & Trust, CSLM Acquisition Corp. amended the Investment Management Trust Agreement dated as of January 12, 2022 in order to allow CSLM Acquisition Corp. to extend the time to complete a business combination by fifteen (15) additional one (1) month periods until October 18, 2024 by depositing into the Trust Account $70,000 for each one-month extension. As the extensions were exercised on a month-to-month basis by depositing $70,000, without giving contemplation to all fifteen (15) extensions in the aggregate, CSLM Acquisition Corp. had less than one month to complete its initial business combination as of December 31, 2023 and June 30, 2024, which is less than 12 months from the respective balance sheet dates. Therefore, as of December 31, 2023 and June 30, 2024, Marketable securities held in Trust Account is considered a current asset.

CSLM Acquisition Corp. does not give contemplation to the exercise of unexercised extensions at each balance sheet date as it is not known whether the extensions will be exercised. We believe this reflects a conservative approach when contemplating the time CSLM Acquisition Corp. has to complete an initial business combination as to not give consideration to events that have not yet occurred.

Fusemachines Inc. Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-51

22. We note your disclosure on page 250 that for the year ended December 31, 2023 your recorded transaction costs of $0.3 million related to one-off expenses incurred for business combination opportunities. You recorded these costs in other (expense) income. Since this transaction is part of your operating activities, it is not clear to us why you present the expense outside of loss from operations. Please revise accordingly. Refer to Rule 5-03 of Regulation S-X.

Response: The Company acknowledges the Staff's comment. The transaction costs amounting to $0.3 million incurred for the year ended December 31, 2023, were related to an aborted IPO and consisted of direct and incremental costs, such as accounting, consulting, and legal fees, incurred in connection with an IPO process in which we had planned to register and quote our Common Stock but did not complete in 2023. We respectfully believe that these costs should be classified as non-operating expenses because they were a one-time, non-recurring event unrelated to our core business operations.

According to SAB Topic 5A, an entity that aborts an IPO offering can no longer defer offering costs that would otherwise qualify for deferral; instead, such deferred costs should be immediately expensed. In practice, we believe that costs incurred in connection with an attempted IPO that did not contribute to current or future revenue generation and are peripheral to a company's core operations should be classified as non-operating. Furthermore, while SAB Topic 5A requires the immediate expensing of failed IPO offering costs, it does not specify how such costs should be classified. Given the non-recurring nature of the event, we believe that presenting these costs as non-operating better aligns with general accounting principles and industry practices, where peripheral costs are classified separately from core operating results. Moreover, this classification better reflects the company's operating performance without the distortion of one-time peripheral events, such as the aborted IPO offering.

Revenue Recognition, page F-56

23. We note your statement that you have contracts for AI Solutions (Products and Services). Disclose if AI Solutions is one performance obligation. If AI Solutions represent more than one performance obligation, tell us how you considered Rule 5-03 of Regulation S-X and whether product revenue should be separated from service revenue in your consolidated statement of operations.

Response: We do not separate AI Solutions into Product and Services revenue in our financials because the product license revenue currently represents a negligible portion of overall revenue (i.e., less than 1% of total revenues for each of the years ended December 31, 2022 and 2023).

General

24. Please describe the experience of the sponsor its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. See Item 1603(a)(3) of Regulation S-K.

Response: None of the members of the SPAC sponsor, Charles Cassel and Jonathan Binder, nor any affiliate or promoter of the SPAC have any prior experience with, or are currently involved in other special purpose acquisition companies, however they may choose to organize or become affiliated with special purpose acquisition companies in the future. The Company revised the disclosure in the Amendment to address the Staff's comment. Please see Q&A "*Does the Sponsor, any of its affiliates or promoters have any prior experience in organizing special purpose acquisition companies?*" on page 16 and a on page 233.

Please contact Alexandria Kane at (212) 407-4017 or myself at (212) 407-4043 with any questions.

Sincerely,

/s/ Julia Aryeh

Julia Aryeh
Senior Counsel

cc: Alexandria Kane



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2024

Charles Cassell
Chief Executive Officer
CSLM Acquisition Corp.
2400 E. Commercial Boulevard, Suite 900
Fort Lauderdale, FL 33308

Re: CSLM Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-4
Submitted October 18, 2024
CIK No. 0001875493

Dear Charles Cassell:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 3, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-4

Risk Factors
Fusemachines relies on unpatented proprietary information..., page 76

1. We note your response to prior comment 14. Please expand your risk factor disclosure to include a more fulsome discussion of the risks to your business and operations associated with the use of open source algorithms including the lack of transparency and explainability of open source algorithms, risk of bias and the risk of inadvertent disclosure of customer information.

Unaudited Pro Forma Condensed Combined Financial Statements, page 187

2.   For adjustment 3(r), please provide a tabular presentation detailing the adjustments and its components. Also, explain the recapitalization and your accounting for it. Refer to your basis in accounting literature.

3.   Please clarify adjustments 3(t) and 3(o) and their relationship. Explain how you determined the value of the 45,000 shares in relation to the value of the accounts payable balance. Clarify who owns what shares and how the Sponsor's forfeiture relates to the Business Combination. Explain why the values in adjustment 3(t) are zero.

4.   Please clarify adjustment 3(x) and its relationship to adjustment 3(l), and how the amount of the adjustment was determined.

Directors, Officers, Executive Compensation and Corporate Governance of CSLM Prior to Business Combination, page 227

5.   We note your response to prior comment 12 and reissue in part. Please revise your disclosure include Mr. Cassel's business experience for the last five years (specifically the period from 2019 to 2021) and clarify or define "CIM."

CSLM Acquisition Corp. Financial Statements
Consolidated Balance Sheets, page F-24

6.   We note your response and reissue prior comment 21. We understand the funds held in the Trust Account are restricted as to withdraw or use for other than current operations. Refer to the guidance in ASC 210-10-45-4.

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Jeff Kauten at 202-551-3447 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Alexandra Kane



JULIA ARYEH
Senior Counsel

345 Park Avenue
New York, NY 10154

Direct 212.407.4043
Main   212.407.4000
Fax   212.407.4990
jaryeh@loeb.com

November 27, 2024

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549
Attention: Inessa Kessman
            Robert Littlepage
            Charli Wilson
            Jeff Kauten

Re: CSLM Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-4
Submitted October 18, 2024
CIK No. 0001875493

Ladies and Gentlemen:

On behalf of our client, CSLM Acquisition Corp., a Cayman Islands company with limited liability ("**SPAC**" or the "**Company**"), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the "**Staff**") with respect to the above-referenced Draft Registration Statement on Form S-4 (the "**S-4**") filed on September 3, 2024 contained in the Staff's letter dated November 7, 2024 (the "**Comment Letter**").

The Company has filed via EDGAR a registration statement on form S-4 (the "**Registration Statement**"), which reflects the Company's responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company's response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-4

Risk Factors

Fusemachines relies on unpatented proprietary information..., page 76

1. **We note your response to prior comment 14. Please expand your risk factor disclosure to include a more fulsome discussion of the risks to your business and operations associated with the use of open source algorithms including the lack of transparency and explainability of open source algorithms, risk of bias and the risk of inadvertent disclosure of customer information**.

Los Angeles   New York   Chicago   Nashville   Washington, DC   San Francisco   Beijing   Hong Kong   www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.



Response: The Company revised the disclosure in the Registration Statement to address the Staff's comment. Please see page 78.

Unaudited Pro Forma Condensed Combined Financial Statements, page 187

2. **For adjustment 3(r), please provide a tabular presentation detailing the adjustments and its components. Also, explain the recapitalization and your accounting for it. Refer to your basis in accounting literature**.

Response: The Company has revised the disclosure for adjustments 3(q) and 3(w) in the Registration Statement in response to the Staff's comment to provide a tabular presentation detailing the adjustments and its components. Please see pages 205 and 208. In addition, the Company has added the paragraph below to adjustments 3(q) and 3(w) to explain the recapitalization and the accounting for it.

Notwithstanding the legal form, the Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP and not as a business combination under ASC 805. Under this method of accounting, CSLM, will be treated as the acquired company for accounting purposes, whereas Fusemachines will be treated as the accounting acquirer. In accordance with this method of accounting, the Business Combination will be treated as the equivalent of Fusemachines issuing shares for the net assets of CSLM, accompanied by a recapitalization. The net assets of Fusemachines will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of Fusemachines.

3. **Please clarify adjustments 3(t) and 3(o) and their relationship. Explain how you determined the value of the 45,000 shares in relation to the value of the accounts payable balance. Clarify who owns what shares and how the Sponsor's forfeiture relates to the Business Combination. Explain why the values in adjustment 3(t) are zero**.

Response: In its submission of the Registration Statement, the Company has removed the Sponsor's forfeiture, which was previously captured in adjustment 3(t). The discussion directly below expands on the details of the initially contemplated Sponsor forfeiture and explains why it has been removed in the Registration Statement.

Sponsor Forfeiture and its Removal

It was initially contemplated (in Amendment No. 1) that the Sponsor would forfeit a number of CSLM Class A Ordinary Shares equal to the number of Pubco shares obtained by multiplying 45,000 shares of Fusemachines Common Stock by the Conversion Ratio.

Instead of the originally planned Sponsor forfeiture described directly above, the parties executed the First Amendment to Business Combination Agreement on August 27, 2024, which, in lieu of providing for the Sponsor Forfeiture, amended the definition of Aggregate Fully Diluted Company Common Stock. The amended definition calls for the exclusion of up to 50,000 shares of Fusemachines Common Stock to be issued to third-party service providers of Fusemachines. The Aggregate Fully Diluted Company Common Stock serves as the denominator for the Conversion Ratio. The Registration Statement has been updated to exclude from the denominator of the conversion ratio the 45,000 shares that will be issued to the third-party service provider of Fusemachines immediately before, and conditioned upon, the Closing of the Business Combination. This removal is reflected in the Conversion Ratio calculated in the unaudited pro forma condensed combined financial information in the Registration Statement (please see page 189) and this removal is in accordance with the First Amendment to Business Combination Agreement mentioned above.



<u>Relationship Between Adjustments 3(t) and 3(o) in Amendment No. 1</u>

In Amendment No. 1, the initial relationship between adjustments 3(t) and 3(o) was that the number of CSLM Class A Ordinary shares the Sponsor was deemed to have forfeited (adjustment 3(t)) was set equal to the number of shares of Pubco to be issued to the third-party service provider of Fusemachines that is set to receive 45,000 shares of Fusemachines Common Stock immediately before, and conditioned upon, the Closing of the Business Combination.

In Amendment No. 1, the values in adjustment 3(t) reflect a debit of $3.55 to CSLM Class A Ordinary Shares to reflect the par value of the CSLM Class A Ordinary Shares deemed to be forfeited by the Sponsor. The fair value of the forfeited CSLM Class A Ordinary Shares was treated as a specific incremental cost directly attributable to the proposed offering of securities in accordance with Staff Accounting Bulletin Topic 5.A. As such, the excess of the fair value of the forfeited CSLM Class A Ordinary Shares over par was charged against the gross proceeds of the proposed offering of the securities through a debit to Additional paid in capital with the fair value of the forfeited CSLM Class A Ordinary Shares recorded as an equal credit to Additional paid in capital resulting in a net credit to Additional paid in capital of $3.55. As the net impact was a debit to CSLM Class A Ordinary Shares for $3.55 and a credit to Additional paid in capital of $3.55, adjustment 3(t) was rounded to $0 since the unaudited pro forma condensed combined balance sheet is presented in thousands of dollars.

In the Registration Statement, the only shares reflected related to the Staff's Comment No. 3 (on Amendment No. 1) are the 45,000 shares of Fusemachines Common Stock that will be issued to and owned by a third-party service provider of Fusemachines immediately prior to, and conditioned upon, the Closing of the Business Combination. These shares are reflected as converted into shares of Pubco in the reverse recapitalization, which can be seen in adjustments 3(q) and 3(w) in the Registration Statement.

<u>Accounting for the Obligation to Issue 45,000 Shares and the Value of the 45,000 Shares in Relation to Accounts Payable</u>

In Amendment No. 1, the Company assessed that the obligation to issue 45,000 shares of Fusemachines Common Stock to a third-party service provider immediately prior to, and conditioned upon, the Closing of the Business Combination, should be accounted for as stock compensation under ASC 718.

The obligation to issue shares resulted from an August 2024 agreement between the Company and the service provider that specified that as of the effective date of said agreement, the Company owed the service provider $408.9 thousand for past services provided and that the Company would settle this payable by (i) issuing 45,000 shares of its common stock to the service provider immediately prior to and contingent upon the consummation of the closing of the Business Combination, and (ii) pay $208.9 thousand in cash to the service provider within ten days after the closing of the closing of the Business Combination.

As a result of the Staff's Comment No. 3 (on Amendment No. 1), the Company determined that it should revisit its original analysis of how this obligation should be accounted for and how the obligation to issue the shares should be valued in relation to the value of the accounts payable. In revisiting, the Company evaluated the following provision of ASC 718 to determine whether the above-described obligation should be accounted for under ASC 718:



ASC 718-10-15-3 states (underlined emphasis added):

The guidance in the Compensation—Stock Compensation Topic applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in the grantor's own operations or provides consideration payable to a customer by issuing (or offering to issue) its shares, share options, or other equity instruments or by incurring liabilities to an employee or a nonemployee that meet either of the following conditions:

a The amounts are based, at least in part, on the price of the entity's shares or other equity instruments. (The phrase at least in part is used because an award of share-based compensation may be indexed to both the price of an entity's shares and something else that is neither the price of the entity's shares nor a market, performance, or service condition.)

b The awards require or may require settlement by issuing the entity's equity shares or other equity instruments.

In evaluating the guidance above to prepare the Registration Statement, the Company determined that the obligation to issue 45,000 shares emanating from the August 2024 agreement described above should not be accounted for under ASC 718. This determination was made because the $408.9 thousand payable incurred (which will be partially settled with the 45,000 shares) referenced in the August 2024 agreement was entirely a result of services provided before the August 2024 agreement. Since the Company acquired all of the services that triggered the $408.9 thousand payable before the August 2024 agreement, these services were not acquired by the Company under a share-based payment arrangement because when the services were actually provided they were acquired by the Company under an arrangement whereby it was expected that the services would ultimately be paid for in cash. Therefore, in the Registration Statement, the Company determined that the obligation to issue 45,000 shares should not be accounted for as stock compensation under ASC 718.

After assessing that the obligation to issue shares should not be accounted for under ASC 718, the Company assessed whether it should be accounted for under ASC 480. The Company determined that the obligation should not be accounted for under ASC 480 because ASC 480-10-15-5 indicates that ASC 480 does not apply to a feature embedded in a financial instrument that is not a derivative instrument in its entirety. The Company determined that the obligation to issue shares was not a freestanding financial instrument because it was neither i) entered into separately and apart from any of the entity's other financial instruments, nor was it ii) separately exercisable. As it was determined that the obligation to issue shares was not a freestanding financial instrument it was determined that it was an embedded feature. Since it was determined to be an embedded feature and since the overall financial instrument (comprised of the obligations settleable in both cash and shares) is not a derivative in its entirety (as it does not meet the net settlement criterion because it is settled via a gross delivery of cash of $208.9 thousand and a gross delivery of 45,000 shares) the Company determined that neither the embedded obligation to issue shares, nor the overall freestanding financial instrument (inclusive of the obligation to issue shares and pay cash) should be accounted for under ASC 480.


After determining that the obligation to issue shares should be considered embedded, the Company determined that it did not require bifurcation as an embedded derivative under ASC 815-15 because it did not meet the net settlement criterion (the shares issued upon settlement are Fusemachines Inc. private company shares which are not readily convertible to cash) to be considered a derivative.

Subsequent to determining that derivative bifurcation for the obligation to issue shares was not required, the Company evaluated its obligations to the service provider under the August 2024 agreement to determine whether the August 2024 agreement should be accounted for as an extinguishment (in accordance with ASC 470-50) of the Company's initial obligations (those obligations prior to the August 2024 agreement under the initial agreement with the service provider) and an immediate recognition of the new obligations specified in the August 2024 agreement. The Company determined that the August 2024 agreement should be accounted for as an extinguishment because the obligation to issue shares represented the addition of a substantive conversion option, as that term is used in ASC 470-50-50-10 (and as it is defined in ASC 470-20-40-7). As the Company determined that the August 2024 agreement should be accounted for as an extinguishment, it calculated a loss on extinguishment (in accordance with ASC 470-50-40-4) equal to the reacquisition price of the new obligations under the August 2024 agreement less the net carrying amount of the initial obligations. The reacquisition price was equal to the fair value of the new obligations on the effective date of the August 2024 agreement, which was determined to be $478.6 thousand, and the net carrying amount of the initial obligations was $408.9 thousand, which resulted in a loss on extinguishment of $69.7 thousand, which is recorded in loss on extinguishment of payable in the condensed consolidated interim statement of operations and comprehensive loss for the nine months ended September 30, 2024 (statement in the Registration Statement). In accordance with ASC 470-20-25-13, the offset to the loss on extinguishment of $69.7 thousand was recorded as an increase to additional paid-in capital as the premium associated with the new obligations issued under the August 2024 agreement was determined to be substantial (i.e., the premium was greater than 10% (in practice premiums greater than 10% are considered "substantial" in terms of applying the guidance in ASC 470-20-25-13) as $69.7 thousand is greater than 10% of $408.9 thousand). The $408.9 thousand obligation incurred under the initial agreement with the service provider, which is described in the August 2024 agreement, is recorded in accounts payable in the condensed consolidated interim balance sheet as of September 30, 2024 (balance sheet in the Registration Statement).

The fair value of the new obligations used to determine the loss on extinguishment was determined using a probability-weighted expected return method ("PWERM")/scenario-based method ("SBM"). The significant inputs to the valuation method were an estimate of the probability of the Business Combination closing, an estimate of the date the Business Combination will close, an estimate of the fair value of the Fusemachines shares (estimate based on an income approach and market approach in accordance with Internal Revenue Service Ruling 59-60 for compliance with Internal Revenue Code Section 409A) to be issued upon the closing of the Business Combination, and an estimated discount rate. As the method for estimating the fair value of the new obligations used significant unobservable inputs, it was determined to represent a Level 3 fair value measurement.

With respect to the value of the 45,000 shares in relation to the accounts payable balance, in the scenario where the Business Combination occurs, the fair value of the shares was estimated to be $342.6 thousand (after discounting for settlement expected to occur in the future) and the fair value of the cash to be paid was estimated to be $191.6 thousand (after discounting for settlement expected to occur in the future). This total of $534.2 thousand was then multiplied by the estimated probability of the Business Combination closing of 75% to yield a probability-weighted fair value of $400.6 thousand. In the scenario



where the Business Combination does not close, the cash payment for the full liability of $408.9 thousand has a fair value of $311.9 thousand (after discounting), which is multiplied by the 25% estimated probability of the Business Combination not closing to yield a probability-weighted fair value of $78.0 thousand for a combined probability-weighted fair value of $478.6 thousand ($400.6 + $78.0 = $478.6—overall fair value of the new obligations used to calculate the loss on extinguishment as described above).

Please note that the Company has included much of the disclosure in response to the Staff's Comment No. 3 (on Amendment No. 1) in the footnotes to Fusemachines financial statements, please specifically see the heading titled, "Consulting Agreement" in the Commitments and Contingencies footnote. Please see pages F-81 through F-82 of the Registration Statement.

4. **Please clarify adjustment 3(x) and its relationship to adjustment 3(l), and how the amount of the adjustment was determined**.

Response: Adjustment 3(l) in Amendment No. 1 reflected the removal of the fair value of the outstanding Fusemachines convertible notes in connection with the conversion of these notes into shares of Fusemachines Common Stock immediately prior to the Closing of the Business Combination under the No Additional Redemption Scenario.

Adjustment 3(x) in Amendment No. 1 reflected the difference between 1) the removal of the fair value of the outstanding Fusemachines convertible notes in connection with their conversion into shares of Fusemachines Common Stock under the No Additional Redemption Scenario and 2) the removal of the fair value of the outstanding Fusemachines convertible notes in connection with their conversion into shares of Fusemachines Common Stock under the Maximum Redemption Scenario.

The fair values of the convertible notes (immediately prior to assumed conversion) in the No Additional Redemption Scenario differed from the fair values in the Maximum Redemption Scenario because:

- The Conversion Ratio in the two redemption scenarios differs. The fair value used to remeasure (immediately prior to assumed conversion) the convertible notes was estimated by multiplying a current CSLM stock price by the applicable (i.e., No Additional Redemption or Maximum Redemption) Conversion Ratio to arrive at an estimated fair value per share of Fusemachines Common Stock. This estimated fair value per share was then used to remeasure the fair value of the convertible notes (based on number of shares the notes convert into) immediately prior to their assumed conversion. Therefore, the differing Conversion Ratios in the two redemption scenarios drove differing fair value remeasurement adjustments.

- The principal and accrued interest used as the numerator to calculate the number of shares the notes convert into (the denominator is the conversion price) for the October 2019 and September 2021 convertible notes differs in the two redemption scenarios. The principal and accrued interest differs because the amount of cash repayment differs in the two redemption scenarios. Greater cash repayment drives a lower principal and accrued interest before assumed conversion. Reducing the principal and accrued interest reduces the numerator in the calculation of the number of shares the notes convert into, which reduces the number of shares the notes get converted into. Lowering the number of shares decreases the fair value of the notes immediately before conversion. Decreasing the fair value of the notes immediately before conversion changes the dollar amount of the adjustment to remeasure the notes to fair value immediately before their assumed conversion.



The bullets below, which apply to the Registration Statement, summarize how the adjustments for convertible notes (that are carried at fair value) are impacted by the differing Conversion Ratios in the No Additional Redemption Scenario and the Maximum Redemption Scenario. In addition, these bullets explain how the convertible notes issued in October 2019 and September 2021 are settled via different amounts of partial cash repayments in the No Additional Redemption Scenario and the Maximum Redemption Scenario.

<u>No Additional Redemption Scenario</u>

Adjustment 3(g) reflects, in the No Additional Redemption Scenario, the remeasurement to fair value of the Fusemachines convertible notes issued in January 2024 at the estimated Closing Date, as Fusemachines elected the fair value option upon issuance of the notes.

- The fair value of the convertible notes as of the Closing Date is based on the number of shares of Fusemachines Pubco Common Stock that the convertible notes will convert into. The number of shares of Fusemachines Common Stock that the convertible notes will convert into immediately prior to the Closing of the Business Combination will be the same under both the No Additional Redemption Scenario and the Maximum Redemption Scenario. However, in the Maximum Redemption Scenario, the shares convert into a different number of shares of Fusemachines Pubco Common Stock (see adjustment 3(u)) due to a 0.7903 Conversion Ratio (Conversion Ratio is 0.7933 in the No Additional Redemption Scenario), affecting the convertible notes' fair value (see adjustment 3(x)).

Adjustment 3(t) reflects, in the No Additional Redemption Scenario, the remeasurement to fair value of the Fusemachines convertible notes issued in October 2019 and September 2021, as Fusemachines elected the fair value option upon issuance of the notes.

- The fair value of the convertible notes as of the Closing Date is based on the number of shares of Fusemachines Pubco Common Stock that the convertible notes will convert into. The number of shares of Fusemachines Common Stock that the convertible notes will convert into immediately prior to the Closing of the Business Combination will differ under the No Additional Redemption Scenario and the Maximum Redemption Scenario due to a different partial cash repayment of the notes under the No Additional Redemption Scenario and the Maximum Redemption Scenario. Changing the amount of cash repayment changes the amount of principal and accrued interest that will be converted on the estimated Closing Date (please see discussion of Amendment No. 1 above for further information).

- Additionally, under the Maximum Redemption Scenario, the shares of Fusemachines Common Stock convert into a different number of shares of Fusemachines Pubco Common Stock (see adjustment 3(y)) due to a 0.7903 Conversion Ratio (Conversion Ratio is 0.7933 in the No Additional Redemption Scenario), affecting the convertible notes' fair value (see adjustment 3(x)).

Adjustment 3(k) reflects, in the No Additional Redemption Scenario, the conversion of the October 2019 and September 2021 convertible notes on the estimated Closing Date and the removal of their aggregate fair value under the No Additional Redemption Scenario (see adjustment 3(t)) as well as the partial cash repayment of these notes on the estimated Closing Date. Adjustment 3(k) also reflects, in the No Additional Redemption Scenario, the conversion of the January 2024 convertible notes on the estimated Closing Date and the removal of their aggregate fair value under the No Additional Redemption Scenario (see adjustment 3(g)).


<u>Maximum Redemption Scenario</u>

As described in the No Additional Redemption Scenario bullets above, the fair values of the January 2024 convertible notes differ under the Maximum Redemption Scenario due to a 0.7903 Conversion Ratio under the Maximum Redemption Scenario (Conversion Ratio is 0.7933 in the No Additional Redemption Scenario).

Additionally, as described in the No Additional Redemption Scenario bullets above, the fair value of the October 2019 and September 2021 convertible notes differ under the Maximum Redemption Scenario due to a 0.7903 Conversion Ratio under the Maximum Redemption Scenario (Conversion Ratio is 0.7933 in the No Additional Redemption Scenario) and due to a different partial cash repayment of the notes under the No Additional Redemption Scenario and the Maximum Redemption Scenario pursuant to the terms of the convertible note agreements. Changing the amount of cash repayment changes the amount of principal and accrued interest that will be converted on the estimated Closing Date (please see discussion of Amendment No. 1 above for further information). Changing the amount of principal and accrued interest converted changes the number of shares issued to settle the notes upon conversion which changes the fair value of the notes immediately prior to conversion.

The bullets below explain the adjustments related to the convertible notes carried at fair value under the Maximum Redemption Scenario:

- Adjustment 3(x) reverses adjustment 3(t). Adjustment 3(t) is the remeasurement to fair value of the October 2019 and September 2021 convertible notes under the No Additional Redemption Scenario. Adjustment 3(x) also reverses adjustment 3(g). Adjustment 3(g) is the remeasurement to fair value of the January 2024 convertible notes under the No Additional Redemption Scenario. Additionally, adjustment 3(x) reflects, in the Maximum Redemption Scenario, the remeasurement to fair value of the convertible notes issued in October 2019 and September 2021.

- Adjustment 3(x) also reflects, in the Maximum Redemption Scenario, the remeasurement to fair value of the convertible notes issued in January 2024. Adjustment 3(y) reflects the reversal of the conversion of the October 2019 and September 2021 convertible notes under the No Additional Redemption Scenario and the reversal of the partial cash repayment under the No Additional Redemption Scenario, both of which are included as part of adjustment 3(k). Additionally, adjustment 3(y) reflects, in the Maximum Redemption Scenario, the partial cash repayment and conversion of the October 2019 and September 2021 convertible notes.

- Adjustment 3(u) reflects the reversal of the conversion of the January 2024 convertible notes under the No Additional Redemption Scenario, which is included as part of adjustment 3(k). Additionally, adjustment 3(u) reflects, in the Maximum Redemption Scenario, the conversion of the January 2024 convertible notes, which were remeasured to their immediately pre-conversion fair values in the Maximum Redemption Scenario through adjustment 3(x).


The Company has revised the disclosure for adjustments 3(g), 3(k), 3(t), 3(u), 3(x), and 3(y) in Amendment No. 2 in response to the Staff's comment to clarify the adjustments and their relationships as described in the above bullets. Please see pages 204 through 209.

Directors, Officers, Executive Compensation and Corporate Governance of CSLM Prior to Business Combination, page 227

5. **We note your response to prior comment 12 and reissue in part. Please revise your disclosure include Mr. Cassel's business experience for the last five years (specifically the period from 2019 to 2021) and clarify or define "CIM."**

Response: The Company revised the disclosure in the Registration Statement to address the Staff's comment. Please see pages 30 and 233.

CSLM Acquisition Corp. Financial Statements
Consolidated Balance Sheets, page F-24

6. **We note your response and reissue prior comment 21. We understand the funds held in the Trust Account are restricted as to withdraw or use for other than current operations. Refer to the guidance in ASC 210-10-45-4.**

Response: The Company discussed the comment with the Staff and determined classification of the Trust account as a current asset is considered appropriate. As such, the Company has not made any revisions.

Please contact Alexandria Kane at (212) 407-4017 or myself at (212) 407-4043 with any questions.

Sincerely,

/s/ Julia Aryeh

Julia Aryeh
Senior Counsel

cc: Alexandria Kane